(212) 318-6859
markschonberger@paulhastings.com
November 24, 2008
TRANSMITTED VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Lexington Master Limited Partnership (SEC File No. 0-50268)
— Proxy Statement
Lexington Realty Trust (SEC File No. 1-12386)
— Registration Statement on Form S-4
Gentlemen:
On behalf of The Lexington Master Limited Partnership (the “Partnership”) and Lexington Realty Trust (the “Trust”), transmitted via EDGAR is a copy of the combined proxy/prospectus on Form S-4 for filing under (i) the Securities Act of 1933, as amended, with respect to Lexington Trust and (ii) Rule 14a-6 promulgated under the Securities Exchange Act of 1934, as amended, with respect to the Partnership.
In your review of the filings, please note that the Partnership is an indirectly-controlled subsidiary of Lexington Trust and that Lexington Trust holds both the general partner interest and approximately 91% of the limited partner interests in the Partnership. The Partnership and Lexington Trust have proposed the merger of the Partnership into Lexington Trust in order to realize substantial cost savings and efficiencies. In order to achieve the full benefits of the merger, the proxy must be mailed to the limited partners of the Partnership no later than December 9, 2008 and the merger needs to close by December 31, 2008.
Due to our time constraints, we would appreciate any assistance that the staff can afford us in meeting our accelerated timetable.
Please telephone the undersigned at (212) 318-6859, collect, at any time, with any questions you may have or for any further information you may desire.
Very truly yours,
/s/ Mark Schonberger
Mark Schonberger
of PAUL, HASTINGS, JANOFSKY & WALKER LLP
Enclosure